THOMAS R. PHILLIPS

DEPUTY GENERAL COUNSEL

DIRECT DIAL: (610) 386-4068

thomas.phillips@hartfordfunds.com

VIA EDGAR

September 8, 2023

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

Re: Preliminary Proxy Solicitation Materials

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, submitted herewith for filing electronically via the EDGAR system, please find enclosed the preliminary copy of the proxy statement, notice of meeting, and form of proxy (collectively, the “proxy materials”) to be furnished to shareholders of the Hartford Large Cap Growth ETF (the “Fund”), a series of Hartford Funds Exchange-Traded Funds (the “Trust”). The Trust will use these proxy materials in connection with a special meeting of shareholders scheduled for 10:00 a.m. (Eastern time) on November 2, 2023 (the “Meeting”). The Trust currently anticipate disimminating these proxy materials to shareholders on or about October 2, 2023.

The Meeting is being called for the purpose of approving the reclassification of the Fund from a diversified investment company to a non-diversified investment company and to eliminate a related fundamental diversification policy, subject to the approval of the Fund’s shareholders.

Please direct any questions or comments related to this filing to the undersigned at (610) 386-4068.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips

Deputy General Counsel

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

690 LEE ROAD  |  WAYNE, PA 19087

Hartford Exchange-Traded Funds are distributed by ALPS Distributors, Inc. (ALPS)

ALPS is not affiliated with Hartford Funds Management Company, LLC or HFD